Exhibit 99.1

Kenon Holdings Reports Q2 2024 Results and Additional Updates

Singapore, September 9, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2024 and additional updates.

Q2 and Recent Highlights

Kenon

•	In June 2024, Kenon sold 5 million ZIM shares for total consideration of $111 million. Following the sale, Kenon remains the single largest shareholder in ZIM.

•	Also in June 2024, Kenon entered into a collar transaction with an investment bank relating to an additional 5 million ZIM shares owned by Kenon.

•
In September 2024, Kenon’s board of directors authorized an increase in its share repurchase plan by $10 million to up to $60 million (including shares already purchased under the plan), and Kenon has entered into a mandate for repurchases under the plan of up to $30 million through March 31, 2025.

OPC

•
In July 2024, OPC raised proceeds of NIS 800 million (approximately $220 million) in a share offering. Kenon participated in the offering for a total investment of approximately NIS 428 million (approximately $120 million) and now holds 54.5% of OPC’s shares.

•
In August 2024, OPC announced agreements pursuant to which Harrison Street, a U.S. private equity infrastructure fund, has agreed to invest $300 million in CPV Renewable Power LP (“CPV Renewable”), a wholly-owned subsidiary of CPV Group LP (“CPV”), for 33.33% of the ordinary equity interests in CPV Renewable.

•	In July 2024, OPC announced that capacity price for power plants of CPV in the PJM market was set at $269.92/MW-day, a significant increase compared to the prior price.

•	Financial results:

•	OPC reported net loss in Q2 2024 of $7 million, as compared to $11 million in Q2 2023. OPC’s Q2 2024 and Q2 2023 net loss included share in profit of CPV of $4 million in the respective periods.

•	OPC reported Adjusted EBITDA (including proportionate share in EBITDA of associated companies)[1] in Q2 2024 of $66 million, as compared to $47 million in Q2 2023.

ZIM

•
In August 2024, ZIM announced a cash dividend, of $0.93 per share, or approximately $112 million in the aggregate, of which approximately $15 million (approximately $14 million net of tax) is payable to Kenon.

•	Financial results[2]:

•	ZIM reported a net profit in Q2 2024 of $373 million, as compared to net loss of $213 million in Q2 2023.

•	ZIM reported Adjusted EBITDA[1] in Q2 2024 of $766 million, as compared to $275 million in Q2 2023.

1 Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated September 9, 2024 for the definition of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and ZIM’s Adjusted EBITDA and a reconciliation to their respective profit/(loss) for the applicable period.
2 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended June 30, 2024 was approximately 21%, decreasing to 16.5% in June 2024 (decreased from 21% for the three months ended June 30, 2023).

Discussion of Results for the Three Months ended June 30, 2024

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated September 9, 2024 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) (which is a non-IFRS measure) to profit/(loss); a summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to profit/(loss) for the period.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	For the three months ended June 30,
	2024	2023
	$ millions
Revenue	181	165
Cost of sales (excluding depreciation and amortization)	(129)	(129)
Finance expenses, net	(23)	(16)
Share in profit of associated companies, net	4	4
Loss for the period	(7)	(11)
Attributable to:
Equity holders of OPC	(4)	(6)
Non-controlling interest	(3)	(5)

Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) [3]	66	47

For details of OPC’s results by segment, please refer to Appendix A.

OPC’s Revenue by Geography

	For the three months ended June 30,
	2024	2023
	$ millions
Israel	146	147
U.S.	35	18
Total	181	165

OPC’s revenue increased by $16 million in Q2 2024 as compared to Q2 2023. Excluding the impact of translating OPC’s revenue from NIS to USD4, OPC’s revenue increased by $19 million in Q2 2024 as compared to Q2 2023.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, the generation component tariffs generally affect the prices paid by customers under Power Purchase Agreements of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in Q2 2024 was NIS 30.07 per KW hour, which is approximately 1% lower than the weighted-average generation component tariff in Q2 2023 of NIS 30.39 per KW hour.

3 Non-IFRS measure. See Appendix C for a definition of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and a reconciliation to profit/(loss).
4 The table above and corresponding comparison of  Q2 2024 compared to Q2 2023 excluding the impact of translating OPC’s results from NIS to USD were converted using an average exchange rate of $0.2707/NIS, the average exchange rate in effect for the three months ended June 30, 2024.

Set forth below is a discussion of significant changes in OPC’s revenue between Q2 2024 and Q2 2023.

•
Revenue from sale of energy to the System Operator and to other suppliers – Such revenues increased by $5 million in Q2 2024 as compared to Q2 2023 primarily due to the consolidation of results of the Tzomet Power Plant which was consolidated at the end of Q2 2023;

•
Revenue from availability payments – Such revenues increased by $11 million in Q2 2024 as compared to Q2 2023, primarily as a result of the commencement of commercial operations of the Tzomet Power Plant at the end of Q2 2023;

•	Other revenue – Such revenues decreased by $5 million in Q2 2024 as compared to Q2 2023 primarily due to the sale of electricity prior to commercial operation of Tzomet Power Plant in Q2 2023; and

•
Revenue from sale of renewable energy in U.S. – Such revenues increased by $9 million primarily due to the consolidation of results of Maple Hill and Stagecoach starting in Q4 2023 and Q2 2024, respectively.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended June 30,
	2024	2023
	$ millions
Israel	110	118
U.S.	19	11
Total	129	129

OPC’s cost of sales (excluding depreciation and amortization) remained at $129 million in Q2 2023, the same as in Q2 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD5, OPC’s cost of sales (excluding depreciation and amortization) increased by $3 million in Q2 2024 as compared to Q2 2023. Set forth below is a discussion of significant changes in cost of sales between Q2 2024 and Q2 2023.

•
Natural gas and diesel oil consumption in Israel – Increased by $5 million in Q2 2024 as compared to Q2 2023.  Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $6 million primarily due to an increase of $8 million from the consolidation of results of the Tzomet Power Plant at the end of Q2 2023, offset by a decrease of $3 million as a result of the commencement of delivery of gas from Energean from Q2 2023;

•
Other operating expenses in Israel – Increased by $4 million in Q2 2024 as compared to Q2 2023.  Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $3 million primarily due to the consolidation of results of the Tzomet Power Plant which was consolidated at the end of Q2 2023; and

•	Expenses for acquisition of energy in Israel – Decreased by $7 million in Q2 2024 as compared to Q2 2023 primarily due to a decrease in customer consumption.

5 Comparing Q2 2024 and Q2 2023 excluding the impact of changes in exchange rates using the average exchange rate of $0.2707/NIS, the average exchange rate in effect for the three months ended June 30, 2024, for both periods.

Finance Expenses, net

Finance expenses, net increased by $7 million in Q2 2024, as compared to Q2 2023, primarily due to an increase in interest expense from the commencement of commercial operations of the Tzomet Power Plant of $6 million.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net remained at $4 million in both Q2 2024 and Q2 2023.

For further details of the results of associated companies of CPV, see OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on August 19, 2024 and the convenience English translations furnished by Kenon on Form 6-K on August 19, 2024.

Liquidity and Capital Resources

As of June 30, 2024, OPC had cash and cash equivalents of $192 million (excluding restricted cash), restricted cash of $17 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,458 million, consisting of $100 million of short-term indebtedness and $1,358 million of long-term indebtedness. As of June 30, 2024, a substantial portion of OPC’s debt was denominated in NIS.

As of June 30, 2024, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $669 million and proportionate share of cash and cash equivalents of CPV associated companies was $86 million.

Business and Other Developments

OPC share offering

In July 2024, OPC raised gross proceeds of NIS 800 million (approximately $220 million) by issuing 31,250,000 ordinary shares in an offering which OPC indicated was intended to strengthen OPC’s capital structure and to finance some or all of the amounts required for the potential increase by CPV (a 70%-owned subsidiary of OPC) of its ownership interest in two power plants in its Energy Transition segment and/or for other purposes as may be determined by OPC. Kenon purchased 16,707,000 ordinary shares in the offering for approximately NIS 428 million (approximately $120 million). Kenon now holds approximately 54.5% of the outstanding shares of OPC.

Equity Investment in CPV Renewable

In August 2024, OPC announced that subsidiaries of CPV entered into agreements with Harrison Street, a U.S. private equity infrastructure fund, pursuant to which Harrison Street agreed to invest $300 million in CPV Renewable for 33.33% of the ordinary equity interests in CPV Renewable. The details of the investment are discussed in more detail in Kenon’s Form 6-K dated August 18, 2024.

Results of PJM auctions

In July 2024, OPC reported that PJM announced the results of capacity auctions for the 12-month period from summer 2025 until summer 2026, in which the capacity price relevant to CPV’s power plants was set at $269.92/MW-day (the “Capacity Price”), a significant increase of the Capacity Price compared to the previous one and compared to the capacity price for the period summer 2024/summer 2025. For further details, see Kenon’s Form 6-K dated July 31, 2024.

Successful bid in Israel Land Authority tender to build solar facilities

In July 2024, OPC announced that further to a previous successful bid by a subsidiary of OPC in a tender by the Israel Land Authority (“ILA”) to design and build electricity generation facilities using photovoltaic technology (the “Previous Tender”), OPC’s subsidiary was declared the winning bidder in a further tender (the “Tender”) of the ILA for the design of, and option to acquire lease rights in, land for the construction of renewable energy electricity generation facilities using photovoltaic technology, combined with storage, with respect to two areas that are adjacent to the areas that OPC’s subsidiary won in the Previous Tender (collectively, the “Areas”). OPC’s subsidiary’s bids were NIS 890 million (approximately $236 million), in the aggregate for the Areas.

OPC announced that if the successful bid in the Tender is exercised and subject to development procedures, OPC believes that it will be possible to promote a consolidated project that will amount to between 475 MW and 535 MW and aggregated storage capacity of between 2,695 MWh and 2,825 MWh for a total estimated cost (including cost of the land) of between NIS 4.4 billion and NIS 4.9 billion (approximately $1.2 billion and $1.3 billion).

CPV Agreement to Increase Stakes in Two Power Plants

In July 2024, OPC announced that CPV executed a non-binding Memorandum of Understanding with a binding exclusivity period of 90 days (“MOU”) with one party and a purchase and sale agreement with another party to purchase significant interests in CPV Shore Holdings, LLC (“Shore”) (which may result in CPV owning up to approximately 70% of Shore, if the acquisition is completed) and in CPV Maryland, LLC (“Maryland”) (which may result in CPV owning up to approximately 75% of Maryland, if the acquisition is completed).

OPC announced that the total amount required in connection with the transactions, if completed, is expected by OPC to be approximately $210 million to $240 million, the main portion of which is in connection with the increase in ownership interest contemplated by the MOU. For more detail, see Kenon’s Form 6-K dated July 21, 2024.

Gnrgy update

In August 2024, OPC announced that further to the separation agreement between OPC Holdings Israel Ltd., which is 80% owned by OPC, and which owned 51% of Gnrgy Ltd. (“Gnrgy”), and the founder (the “Founder”) of Gnrgy, the sale of Gnrgy shares to the Founder has been completed. For further information, see Kenon’s reports on Form 6-K dated January 16, 2024 and May 5, 2024 and July 4, 2024.

ZIM

Announcement of Q2 2024 Dividend and Updated Full-Year 2024 Guidance

On August 19, 2024, ZIM announced a dividend for Q2 2024 of approximately $112 million, or $0.93 per ordinary share. Kenon expects to receive approximately $15 million (approximately $14 million net of tax). ZIM also announced its updated full-year 2024 guidance.

Discussion of ZIM’s Results6 for Q2 2024

ZIM carried approximately 952 thousand TEUs in Q2 2024, representing an 11% increase as compared to Q2 2023, in which ZIM carried approximately 860 thousand TEUs. The average freight rate in Q2 2024 was $1,674 per TEU, as compared to $1,193 per TEU in Q2 2023.

ZIM’s revenues increased by approximately 48% in Q2 2024 to approximately $1.9 billion, as compared to approximately $1.3 billion in Q2 2023, primarily due to an increase in freight rates as well as in carried volume.

ZIM’s operating profit and net profit in Q2 2024 was $468 million and $373 million, respectively, as compared to operating loss and net loss of $168 million and $213 million, respectively, in Q2 2023. ZIM’s Adjusted EBITDA7 in Q2 2024 was $766 million, as compared to $275 million in Q2 2023.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of June 30, 2024, Kenon’s stand-alone cash and cash equivalents was $557 million. As of September 9, 2024, Kenon’s stand-alone cash and cash equivalents was $445 million (not including proceeds from the ZIM dividend announced in August 2024, which have not yet been received). There is no material debt at the Kenon level.

Share Repurchase Plan

Kenon has repurchased approximately 1.1 million shares for total consideration of approximately $28 million since the commencement of Kenon’s $50 million share repurchase plan announced in March 2023. Kenon has approximately 53 million outstanding shares after giving effect to these repurchases.

6 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended June 30, 2024 was approximately 21%, decreasing to 16.5% in June 2024 (21% for the three months ended June 30, 2023).
7 Adjusted EBITDA is a non-IFRS measure. See Appendix E for the definition of ZIM’s Adjusted EBITDA and a reconciliation to its profit/(loss) for the applicable period.

Kenon’s board has increased the authorized share repurchase plan to up to $60 million in total (including shares already purchased under the plan). Furthermore, Kenon has entered into an additional mandate for repurchases under the plan of up to $30 million through open market purchases on the TASE only, which will expire on March 31, 2025.

The share repurchase plan may be suspended or modified and may not be completed in full.

Sale of ZIM shares and collar transaction

In June 2024, Kenon sold 5 million ZIM shares (approximately 4% of ZIM’s issued shares) for total consideration of $111 million. Following the sale, Kenon remains the single largest shareholder, with a 16.5% interest in ZIM (including 5 million shares subject to the collar as discussed below).

In June 2024, Kenon entered into a collar transaction with an investment bank (the “Collar Counterparty”) relating to an additional 5 million ZIM shares. The collar transaction involves the purchase of a put option from the Collar Counterparty and the grant of a call option to the Collar Counterparty. The collar transaction has a two year term with settlement either in cash or in the ZIM shares.

The collar transaction enables Kenon to retain exposure to potential upside in ZIM’s shares up to the call price, while limiting the impact of potential decline in the share price. The collar arrangement will provide for cash proceeds of approximately $155 million in the event the call option is exercised and cash proceeds of approximately $100 million to Kenon in the event the put option is exercised, in each case assuming share settlement. The collar is unfunded, and therefore under the terms of the collar transaction Kenon will not receive proceeds unless and until the options are exercised at maturity. Kenon deposited the shares subject to the collar into an account pledged to the Collar Counterparty, with the Collar Counterparty having rehypothecation rights over such shares. The Collar Counterparty shall be entitled to part of the dividends paid in respect of the shares subject to the collar, in accordance with the collar agreement methodology.  For more information, see Kenon’s Form 6-K dated June 6, 2024.

Update on arbitration proceeding against the Republic of Peru

As previously announced in October 2023, an award was made in favor of Kenon and its wholly-owned subsidiary IC Power Ltd. (“IC Power”) in the amount of $110.7 million in damages together with $5.1 million in fees and costs plus pre- and post-award interest (the “ICSID Award”) in connection with the International Centre for Settlement of Investment Disputes (“ICSID”) arbitration proceeding under the Free Trade Agreement between Singapore and the Republic of Peru (“Peru”). Also as previously announced in May 2024, the arbitration tribunal issued its Decision on the Requests for Rectification and Clarification (the “Decision”) whereby the arbitration tribunal ruled that pre- and post-award interest on the ICSID Award shall be payable at a rate of 6.91%, compounding annually. As a result, as of August 31, 2024, pre- and post-award interest on the ICSID Award is approximately $63.4 million, for a total ICSID Award of approximately $179.2 million. Interest will continue to accrue until the ICSID Award is paid.

As described in more detail in Kenon’s annual report on Form 20-F for the year ending December 31, 2023, Kenon and IC Power have entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of their arbitration claims against the Republic of Peru and other costs.  As of August 31, 2024, we estimate that our share of the Award, including interest and net of arbitration costs, would be approximately $77 million, subject to tax.

The ICSID has provided Kenon and IC Power with Peru’s application for the partial annulment to the ICSID Award (the “ICSID Annulment Application”).

Pursuant to the ICSID Convention, the Chair of ICSID’s Administrative Council will appoint an ad hoc committee of three persons to decide on the ICSID Annulment Application. The ICSID Annulment Application requested a stay on the enforcement of the ICSID Award, which shall be stayed until the ad hoc committee decides to lift the stay of enforcement or decides the ICSID Annulment Application. The ICSID Annulment Application challenges some of the arbitral tribunal’s findings on law in the ICSID Award and certain procedural decisions made during the arbitration.

Qoros update

As previously disclosed, in February 2024, the China International Economic and Trade Arbitration Commission (“CIETAC”) issued a final award (the “CIETAC Award”) in favor of Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”) with respect to arbitral proceedings initiated by Quantum in 2021 against an entity related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”), which holds 63% of Qoros (the “Qoros Majority Shareholder”), and Baoneng Group in connection with the agreement for the sale of Quantum’s remaining 12% interest in Qoros to the Majority Qoros Shareholder. As previously reported, the tribunal ruled that the Qoros Majority Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $268 million) comprising the purchase price set forth in the sale agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $239 million), together with pre-award and post-award interest, legal fees and expenses.

Also as previously disclosed, an entity related to Baoneng Group had undertaken to take action to prevent enforcement of the pledge over the 12% equity interest in Qoros owned by Quantum and to indemnify Quantum against losses in connection with any such enforcement, and Baoneng Group had provided a guarantee of this obligation. Kenon had filed a claim against Baoneng Group in the Shenzhen Intermediate People’s Court relating to a breach of this guarantee by Baoneng Group, which was then transferred to the Supreme People’s Court of China for trial. Kenon previously disclosed in June 2024 that the Supreme People’s Court of China has upheld Kenon’s claim for specific performance against Baoneng Group, ordering Baoneng Group to open an escrow account on behalf of Kenon and to deposit approximately RMB 1.4 billion (approximately $193 million) into the escrow account (the “Guarantee Award”).

In July 2024, Baoneng Group filed an application with the Beijing No. 4 Intermediate Court (the “Beijing Court”) to set aside the CIETAC Award (the “Set Aside Application”). Kenon has been advised by external counsel from the People’s Republic of China that there are limited grounds for setting aside such arbitral awards. In accordance with the laws of the People’s Republic of China, the Beijing Court has two months within which to issue its decision regarding the Set Aside Application.  The Guarantee Award would not be affected by any decision of the Beijing Court regarding Baoneng Group’s application to set aside the CIETAC Award.

Any value that could be realized in respect of these proceedings is subject to significant risks and uncertainties, including risks relating to enforcement and collection in respect of these proceedings and other risks and uncertainties.

As previously disclosed, Qoros has been in default under certain loan facilities for a number of years, including its RMB 1.2 billion loan facility, which is secured by, among other collateral, all of Kenon’s shares in Qoros. We have become aware that various banks have brought proceedings to foreclose on the pledged assets in respect of certain of Qoros’ defaulted loans, which may result in the foreclosure of our Qoros shares.

About Kenon

Kenon has interests in the following businesses:

•	OPC (54.5% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets; and
•	ZIM (16.5[8]% interest) – an international shipping company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

8 Includes 5 million shares subject to the collar.

 Caution Concerning Forward-Looking Statements

This press release and any related discussions includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) OPC, including OPC’s equity raise and use of proceeds, and OPC’s business developments, including the agreement for the investment in CPV Renewable, the results of PJM auctions, the bid in the ILA tender to build solar facilities, and the CPV agreement to increase stakes in two power plants (ii) Qoros, including the CIETAC Award in favor of Kenon, the Guarantee Award and Baoneng Group’s application to set aside the CIETAC Award, including the time within which the Beijing Court may issue its decision regarding the Set Aside Application, proceedings to enforce collateral for Qoros loans and related statements, (iii) Kenon’s share repurchase plan including the increase in the size of the plan and the repurchase mandate announced in this release, (iv) the ICSID Award and the ICSID Annulment Application, (v) the dividend declared by ZIM and Kenon’s share, and (vi) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks (i) relating to OPC’s business, the investment agreement in CPV Renewable including risks relating to completion of the investment, the use of proceeds of the OPC equity raise in July 2024, risks relating to the ILA tender including whether the project proceeds and the cost and attributes of the project and risks relating to the CPV agreement in increase stakes in two power plants including risks relating to completion and expected costs and other risks relating to OPC, (ii) risks relating to the CIETAC Award, the Guarantee Award and Baoneng Group’s application to set aside the CIETAC Award and risks relating to enforcement and collection of the CIETAC Award and enforcement of the Guarantee Award, and risks relating to proceedings to enforce collateral for Qoros loans, (iii) risks relating to Kenon’s share repurchase plan and the mandate announced in this release including risks relating to the amount of shares that will actually be repurchased under the share repurchase program and the mandate announced in this release, (iv) risks relating to the ICSID Award in favor of Kenon and the ICSID Annulment Application including risks relating to the outcome of the ICSID Annulment Application and enforcement and collection of the ICSID Award, (v) risks relating to the dividend declared by ZIM and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com Tel: +65 9669 4761